UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 9*)

NEULION, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

64128J101
(CUSIP Number)

Roy E. Reichbach, Esq. NeuLion, Inc. 1600 Old Country Road Plainview, NY 11803 (516) 622-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   64128J 101

1.	Names of Reporting Persons: Nancy Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

	7.	Sole Voting Power:	77,595,256 (1)

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	77,595,256 (1)

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 77,595,256 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):		☐

13.	Percent of Class Represented by Amount in Row 11: 27.5% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 40,150,056 shares of shares of common stock (the “Common Stock”) held directly by Ms. Li, (ii) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, (iii) 1,337,500 shares of Common Stock underlying options which are exercisable by Ms. Li within sixty days of November 19, 2015, (iv) 12,974,970 shares of Common Stock held directly by Charles B. Wang, Ms. Li’s spouse, (v) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren of which Mr. Wang is the trustee, and (vi) 22,820,650 shares of Common Stock held by AvantaLion LLC, a Delaware limited liability company controlled by Mr. Wang.  Does not include (a) 15,534,956 shares of Common Stock owned by JK&B Capital V Special Opportunity Fund, L.P. (“JK&B Special Opp.”), a limited partnership in which Mr. Wang has an 85% pecuniary interest (in the aggregate, Mr. Wang has a pecuniary interest in 13,257,912 of such shares of Common Stock) and (b) 5,000,000 shares of Common Stock held by the Charles B. Wang Multigenerational 2012 Trust (the “2012 Trust”).  The 2012 Trust is an irrevocable trust; Mr. Wang is not a trustee of, and does not have voting or dispositive power over, the securities owned by the 2012 Trust.  Ms. Li does not have voting or dispositive power over the securities owned by Mr. Wang, JK&B Special Opp. or the 2012 Trust.  Ms. Li disclaims beneficial ownership of all securities held by Mr. Wang, JK&B Special Opp. and the 2012 Trust, and this report shall not be construed as an admission that Ms. Li is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) Based on 280,702,380 shares of Common Stock issued and outstanding as of November 19, 2015.

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ITEM 1.                  SECURITY AND ISSUER

This Schedule 13D/A relates to common stock, $0.01 par value (the “Common Stock”), of NeuLion, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1600 Old Country Road, Plainview, NY 11803.

ITEM 2.                  IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D/A is being filed by Nancy Li.

(b)	Residence or Business Address:

The business address of Ms. Li is c/o NeuLion, Inc. 1600 Old Country Road, Plainview, NY 11803.

(c)	Present Principal Occupation or Employment:

Ms. Li has been the Executive Vice Chairman of the Issuer since January 30, 2015, a member of the Board of Directors of the Issuer since October 2008, and was the Issuer’s President and Chief Executive Officer from October 2008 until January 30, 2015.

(d)	Criminal Convictions:

During the last five years, Ms. Li has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Ms. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Ms. Li is a citizen of the United States.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule 13D/A is being filed to reflect that, on November 19, 2015,  JK&B Capital V Special Opportunity Fund, L.P. (“JK&B Special Opp.”), a limited partnership not controlled by Charles B. Wang, Ms. Li’s spouse, but in which Mr. Wang has a pecuniary interest of 85%, engaged in the transaction described in Item 6 below.

ITEM 4.                  PURPOSE OF TRANSACTION

The information included in Item 6 below is hereby incorporated herein by reference.

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Other than pursuant to her activities as the Executive Vice Chairman and a director of the Issuer, Ms. Li does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of November 19, 2015, Ms. Li beneficially owned (a) 40,150,056 shares of shares of common stock (the “Common Stock”) held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,337,500 shares of Common Stock underlying options which are exercisable by Ms. Li within sixty days of November 19, 2015.  Ms. Li’s spouse, Mr. Wang, owned (i) 12,974,970 shares of Common Stock, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren, of which Mr. Wang is the trustee, and (iii) 22,820,650 shares of Common Stock held by AvantaLion LLC, a Delaware limited liability company controlled by Mr. Wang.  The foregoing represented 27.5% of the total issued and outstanding Common Stock, based on 280,702,380 shares of Common Stock issued and outstanding as of November 19, 2015.

The foregoing does not include (a) 15,534,956 shares of Common Stock owned by JK&B Special Opp. (in the aggregate, Mr. Wang has a pecuniary interest in 13,257,912 of such shares of Common Stock) and (b) 5,000,000 shares of Common Stock held by the Charles B. Wang Multigenerational 2012 Trust (the “2012 Trust”).  The 2012 Trust is an irrevocable trust; Mr. Wang is not a trustee of, and does not have voting or dispositive power over, the securities owned by the 2012 Trust.  Ms. Li does not have voting or dispositive power over the securities owned by Mr. Wang, JK&B Special Opp. or the 2012 Trust.

Ms. Li does not have voting or dispositive power over the securities owned by Mr. Wang, JK&B Special Opp. or the 2012 Trust.  Ms. Li disclaims beneficial ownership of all securities held by Mr. Wang, JK&B Special Opp. and the 2012 Trust, and this report shall not be construed as an admission that Ms. Li is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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(b)	Power to Vote and Dispose of the Issuer Shares:

As of November 19, 2015, Ms. Li had sole voting and dispositive power over owned (a) 40,150,056 shares of shares of Common Stock held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,337,500 shares of Common Stock underlying options which are exercisable by Ms. Li within sixty days of November 19, 2015.

(c)	Transactions Effected During the Past 60 Days:

Ms. Li has not effected any transactions in the Common Stock during the past 60 days.  On September 23, 2015 Mr. Wang purchased 92,801 shares of Common Stock from J. Christopher Wagner, the Executive Vice President, Marketplace Strategy, of the Issuer, for an aggregate purchase price of $49,000.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 19, 2015, the Issuer executed a Conversion and Settlement Agreement (the “Agreement”) with the holders of its Class 3 and Class 4 Preference Shares (collectively, the “Preference Shares”), whereby these holders agreed to convert their Preference Shares for shares of Common Stock on a 1-to-1 basis and for aggregate consideration totaling $4,130,600.  The consideration of $4,130,600 was paid in the form of 8,176,210 shares of Common Stock (the “Additional Shares”), with the number of shares received calculated based on the five-day volume weighted average price of the Common Stock immediately prior to conversion.  JK&B Special Opp. owned 7,341,715 Class 3 Preference Shares and 4,692,274 Class 4 Preference Shares that were converted into 12,033,989 shares of Common Stock and also received 3,500,967 Additional Shares in connection with the conversion. Mr. Wang has a pecuniary interest of 85% in, but does not exercise control over, JK&B Special Opp. Ms. Li disclaims group status with each of the parties to the Agreement and disclaims any beneficial ownership in any securities of Issuer owned by such persons and by Mr. Li.

Other than the arrangements described under this Schedule 13D/A, Ms. Li has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Power of Attorney (incorporated by reference to Exhibit 24 to Ms. Li’s Form 3 filed with the SEC on June 8, 2009)

2
Conversion and Settlement Agreement, dated as of November 19, 2015, by and between NeuLion, Inc., JK&B Capital V, L.P., JK&B Capital V Special Opportunity Fund, L.P. and The Gabriel A. Battista Revocable Trust Under a Trust Declaration dated August 22, 2006 (Incorporated by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed with the SEC on November 19, 2015).

CUSIP No.   64128J 101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2015
(Date)

/s/ Roy E. Reichbach
(Signature)

Roy E. Reichbach, attorney-in-fact
(Name)